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          Filed by Extended Systems Incorporated (Commission File No. 000-23597)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                           Registrant: Palm Inc.
                                                 (Commission File No. 000-29597)
                                  Subject Company: Extended Systems Incorporated


[Website Disclosure]

Palm Acquires Extended Systems
Frequently Asked Questions


Overview
--------

Palm is executing on its mobile and wireless solutions strategy to take the company beyond personal solutions to encompass enterprise solutions. The acquisition of Extended Systems helps Palm expand its enterprise solution and provides the "glue" that binds these applications with an easy-to-use device that can now be easily managed.

This acquisition strengthens Palm's ability to offer enterprise customers a
suite of products, applications and services.   The acquisition will let Palm
provide IT Managers with a comprehensive, behind-the-firewall-solution that seamlessly supports multiple mobile operating systems and devices - including the Palm family of handheld devices -- groupware, and business applications. Palm becomes not only the leading provider of handheld computers, but also a mobile services infrastructure provider to IT Managers. Today, no single vendor can make that claim.

Palm believes the enterprise market for handheld computers and related services with recurring revenue streams (and high margins), is in its early stages and has significant growth potential.

The combined Palm/Extended Systems solution will enhance organizational productivity by providing CIOs (IT departments) with sophisticated IT tools to manage and control information, and implement handheld devices in ways that deliver powerful access and management of corporate information on-the-go.

This acquisition will build on Palm's leadership position from individuals and desktop applications to include organizations and behind-the-firewall solutions. Palm intends to do for server synchronization what it has done for desktop synchronization: to innovate by creating a platform that provides both expandability and simplicity.


Q: Why is Palm purchasing Extended Systems?

A: The addition of Extended Systems makes Palm one of the only vendors that can provide both handheld computers and enterprise-class mobile infrastructure software and support. Extended Systems strengthens Palm's ability to offer a suite of products, applications and services for the Enterprise. Palm will now be able to provide CIOs with a comprehensive, behind-the-firewall solution that seamlessly supports multiple mobile operating systems and devices (including the Palm family of handheld devices), groupware and Internet applications.
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In addition, Extended Systems brings:

        . An established customer base and experience working with corporate enterprise customers.

        .    Leading synchronization and handheld management technology.

        .    International presence and an infrastructure/network of offices.

        . Alliances with additional partners, such as Compaq, Lotus, HP, Microsoft, Ericsson, iPlanet and Psion.

        . The opportunity to deepen relationships with IBM and Symbol Technologies.

        .    Bluetooth technology and expertise.

        . Engineering talent, a sales force and management team - all with an Enterprise orientation.

Q.  Will Extended Systems continue to offer its Bluetooth SDK?

A. Extended Systems will continue to provide support for our Bluetooth software development kits (SDK) and technology. Extended Systems provides in-depth knowledge in Bluetooth wireless technology, which can be utilized to create new application opportunities for the Palm Platform. This will further increase Palm's leadership in both consumer and enterprise environments, and help accelerate the adoption of Bluetooth in mobile devices in general.

Q: What devices and databases will the Palm/Extended Systems solution support?

A: The mobile synchronization and management software will continue to support:

        .  Palm

        .  PocketPC

        .  Symbian/EPOC

        .  WAP and RIM devices supporting Microsoft Exchange

        .  Lotus Notes/Domino

        .  IMAP

        .  SMTP

        .  LDAP

        .  ICAL

        .  Any ODBC-compliant database application

Q:  What does Extended Systems get that it could not get going it alone?

A:  Extended Systems gains the following:

        1.  Palm's brand and leadership in the handheld space.

        2. Leverage that results from alignment with the leading handheld computing platform, including access to the Palm OS development community.

        3. Marketing and channel leverage. Palm's breadth of strategic relationships, including those with enterprise SIs, ISVs, and wireless vendors and carriers.

Q: Where will Extended Systems fit into Palm once the acquisition is complete?

A: Extended Systems will become part of Palm's Enterprise Solutions Group, which will be headed by Steve Simpson, current CEO and president of Extended Systems. In a related move to sharpen its customer focus, Palm created three strategic business groups---the Enterprise Solutions Group, the Individual Solutions Group, and the Platform Solutions Group.

Q: Does Palm plan to keep the Extended Systems name and/or its product names?

A. Yes, at least in the short-term. Later Palm will determine the optimal branding/product naming convention for our business.
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Q.  What will happen to Extended Systems' Advantage Database Server?

A. For the Advantage Team, it's business as usual. Our partner relationships will remain in effect and we will continue to develop and market Advantage Database Server with a broadened set of resources and partners.

Q:  What will happen to Extended Systems Print Server and Internet businesses?

A. Extended Systems plans to exit the print server and Internet businesses so it can completely focus on providing mobile solutions to enterprise customers. We value our business relationships and will work with all our customers during this transition to fulfill all our business commitments.

Q: How many shares of Palm common stock will Extended Systems' stockholders receive?

A. Under the terms of the agreement, Extended Systems' stockholders will receive a number of Palm shares based on the average closing price for Palm for the 10 trading days ending two business days prior to the Extended Systems' stockholders' meeting. If the average closing price of Palm stock is between $16.60 and $22.00 per share, Extended Systems' stockholders will receive a number of shares equal to $22.00 per share divided by the Palm average closing price. If the average price is at or above $22.00, Extended Systems' stockholders will receive one Palm share for each Extended Systems' share; if the average price is at or below $16.60, Extended Systems' stockholders will receive 1.325 Palm shares for each Extended Systems' share.

                           __________________________


The overview and questions and answers contain forward-looking statements about the impact of Palm's acquisition of Extended Systems. These statements are subject to many risks and uncertainties, including regulatory review and approval of the transaction, approval by the Extended Systems stockholders, the need for the company to successfully integrate Extended Systems' employees, products and operations, the need for the combined company to successfully develop new products and services, and the demand for mobile and wireless products. Additional risks will be set forth in a Registration Statement on Form S-4, to be filed with the SEC in connection with this transaction in the coming weeks.

-------------------------

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Palm and Extended Systems. The proposed merger remains subject to a number of conditions, including approval by the stockholders of Extended Systems, and antitrust regulatory approvals. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Palm and Extended Systems; costs related to the proposed merger; labor integration issues; the economic environment of the software and mobile computing industry; and the general economic environment. More detailed information about these
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factors is set forth in the reports filed by Palm and Extended Systems with the
Securities and Exchange Commission. Neither Palm or Extended Systems is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Extended Systems and Palm will jointly file a proxy statement-prospectus and Palm will file a registration statement on Form S-4, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm and Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at

http://www.sec.gov.  Free copies of the proxy statement-prospectus (when
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available) and other documents filed by Extended Systems with the Securities and
Exchange Commission may also be obtained from Extended Systems by directing a request to Extended Systems, Attention: Heather Markum,, (208) 322-7575.

Extended Systems and its directors and certain of its executive officers may be deemed, under sec rules, to be soliciting proxies from Extended System's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on March 7, 2001, and available free of charge at the SEC website and public reference rooms, and from the Extended Systems contact named above.